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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

NorthWestern Corporation
(Name of Issuer)
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
668074305
(CUSIP Number)
Joel Piassick
One Riverchase Parkway South
Birmingham, Alabama 35244
Ph.: (205) 987-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
AMENDMENT NO. 10
     This Amendment amends the Schedule 13D filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the “Reporting Persons”), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons dated October 19, 2005, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons dated November 28, 2005, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons dated December 15, 2005, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons dated January 5, 2006, as amended by Amendment No. 7 to Schedule 13D filed by the Reporting Persons dated January 12, 2006, as amended by Amendment No. 8 to Schedule 13D filed by the Reporting Persons dated February 13, 2006, as amended by Amendment No. 9 to Schedule 13D filed by the Reporting Persons dated February 14, 2006 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of NorthWestern Corporation (the “Issuer”). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended by adding the following disclosure:
     Recently, Master Fund intervened in a South Dakota litigation filed by a stockholder, the City of Livonia Employees' Retirement System (“Livonia”), against the Issuer. Livonia sought to invalidate the Issuer's shareholder rights plan (or “poison pill”). Master Fund had a more limited intervention seeking a determination that the poison pill would not prohibit stockholders from (i) discussing with each other appropriate candidates for a slate to replace the current Board of Directors or (ii) conducting a referendum to advise the Board of Directors on stockholder opinion as to whether the Issuer should be sold.
     As previously disclosed by the Issuer on December 6, 2005, the Board of Directors directed management and its financial advisor to commence an evaluation of all strategic alternatives to maximize value for all stockholders. On February 7, 2006, the Board of Directors provided an update that it had entered into confidentiality agreements with a select number of parties who have expressed an interest in participating in the process. On April 20, 2006, Master Fund reached an agreement with the Issuer and Livonia. Under the terms of the agreement, in exchange for verification from the Issuer that the process had produced credible bids for the sale of the Issuer, Master Fund and Livonia agreed to delay prosecution of their lawsuits against the Issuer until May 10 on the assumption that the Board of Directors would either announce a sale transaction before May 9 or make an announcement as to the status of the auction process on May 9.
     The Reporting Persons continue to hold the Shares for investment purposes only.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April  20, 2006

Harbinger Capital Partners Master Fund I, Ltd.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.
By:	HMC Investors, L.L.C., Managing Member

By:	/s/ Joel B. Piassick

Joel B. Piassick

Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:	/s/ Joel B. Piassick

Joel B. Piassick

HMC Investors, L.L.C.

By:	/s/ Joel B. Piassick

Joel B. Piassick

/s/ Philip Falcone

Philip Falcone

/s/ Raymond J. Harbert

Raymond J. Harbert

/s/ Michael D. Luce

Michael D. Luce

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